UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

PRESS RELEASE

EDENOR increases investment level by 27% compared to the first quarter of the previous year.

Improvement in the Company’s distribution margin.

Buenos Aires, May 10, 2024, The Board of Directors of Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor” or the “Company”) approved today its financial statements for the period ended March 31, 2024, which show a profit of ARS 50,867 million.

The electricity rate adjustments implemented since February 16, 2024 imply a significant improvement in Edenor's distribution margin, balancing the Company's finances, including going concern. Likewise, allow Edenor to continue making investments to improve service quality, with technology and innovations, promoting a responsible and efficient use of energy, which was reflected in the levels achieved by our technical service quality global indicators (SAIDI and SAIFI), as well as the customers’ satisfactory perception of the service received.

Furthermore, the Company has modified the corporate purpose of its Bylaws, according to its article 4, in line with its adaptation and transformation strategy linked to the challenges of the energy transition, in order to adapt its electricity distribution business by opening the spectrum to other segments such as the generation of renewable or conventional electrical energy, as well as critical minerals, among others. This amendment was approved by the Company's Shareholders' Meeting held on April 25 and ENRE through Resolution 271/2024 of May 9, 2024.

MAIN FINANCIAL INDICATORS FIRST QUARTER 2024

The prior-year period’s figures have been restated to reflect the changes in the purchasing power of the Argentine peso, in accordance with International Accounting Standard No. 29 and the provisions of General Resolution No. 777/2018 of the National Securities Commission.

Both, revenue and the distribution margin reflected increases in real terms of 2% and 54%, respectively, compared to the same period of the previous year, as a consequence of the increase in the CPD (Distribution Own Cost), resulting from the new electricity rate schedules effective as of February 16, 2024 and lower demand due to record high temperatures during the first quarter of 2023, which was offset by the effect of higher energy costs due to the reduction of subsidies.

The EBITDA resulted in a profit of ARS 4,396 million, as a result of the higher income recorded in the last month and a half due to electricity rate restoring, which impacted an improvement in the distribution margin, which allows the Company to meet its main operating expenses.

The profit for the period as of March 31, 2024 amounted to ARS 50,867 million, due mainly to both the electricity rate increase, and the consequent restoring of the CPD (Distribution Own Cost), and the optimization of operating costs.

As for Investments, in the first quarter of 2024, they amounted to ARS 49,088 million, which in constant values represents 27% more than the investments recorded in the first three months of 2023. This indicates Edenor's unwavering commitment to the improvement in the quality of the service, which is seen in the significant improvements that have been achieved in our operating indicators.

OPERATING INDICATORS

Electricity sales in the first three months of 2024 decreased 7.8% to 5,981 GWh, as compared to the 6,488 GWh sold in the first three months of the previous year, whereas the quantity of customers increased by 1.0%.

Energy losses decreased 8.9% in the first three months of 2024, as compared to the previous period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: May 10, 2024